51 Madison Avenue

New York, New York 10010

January 15, 2021

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Mr. Ellington:

This letter responds to comments that you provided telephonically on November 24, 2020 to me and Richard Coyle of Chapman and Cutler LLP regarding the Registrant’s April 30, 2020 Annual Report to Shareholders (“Shareholder Report”) and certain of the series of the Registrant (each a “Fund”). On behalf of the Registrant, your comments and the Registrant’s responses thereto are provided below.

Comment 1: In future reports, in the section of the Shareholder Report entitled “Schedules of Investments,” please disclose the reference rate and spread for variable rate securities as required by Article 12-12, footnote 4, of Regulation S-X.

Response: The Registrant will include the reference rate and spread for variable rate securities in future shareholder reports.

Comment 2: In future reports, in the section of the Shareholder Report entitled “Schedules of Investments,” please disclose the total dollars and percentage of the portfolio classified as Rule 144A restricted securities.

Response: The Registrant respectfully declines to include the requested disclosure in future shareholder reports as the Registrant believes that such disclosure is not required by Form N-CSR or Regulation S-X.

Comment 3: The Registrant’s registration statement contains the disclosure set forth below relating to the Registrant’s Expense Limitation Agreement. Please include this disclosure in the “Notes to Financial Statements” and in a footnote to each Fund’s Prospectus fee table and ensure the language is consistent throughout the disclosure documents.

The Advisor is permitted to recoup from a Fund previously waived fees or reimbursed expenses for three years from the date of such fee waiver or expense reimbursement, as long as such recoupment does not cause such Fund’s operating expenses to exceed the expense cap set forth in the Expense Limitation Agreement or any then applicable expense limit.

Response: While the Expense Limitation Agreement does provide for the possibility of recoupment, because for all Funds included in the financial statements the expense cap is currently at or below the contractual management fee, recoupment is not be possible because there is not room below the applicable expense limit to recoup such expenses. Therefore, the Registrant does not believe that additional disclosure about the recoupment provision of the Expense Limitation Agreement in the financial statement or the Prospectus fee table is required or useful for investors.

Comment 4:  In the section of the Shareholder Report entitled “Notes to Financial Statements,” Note 3 (Investment Management and Other Agreements) contains disclosure indicating that for the year ended April 30, 2020 there is no recoupment available for the Funds. Please confirm the accuracy of this statement given that each Fund has been waiving expenses throughout the year pursuant to the Expense Limitation Agreement referenced in Comment #3 above.

Response:  The Registrant confirms the accuracy of the referenced disclosure. As noted in the response to Comment #3 above, the Expense Limitation Agreement does provide for the possibility of recoupment, because the expense cap is currently at or below the contractual management fee, recoupment is not be possible for the Funds included in the financial statements.

Comment 5: It is noted that each Fund utilizes an investment sub-advisor, and that the sub-advisor is paid directly by the Fund’s investment advisor. Please describe the compensation agreements moving forward. Such information is included in the prospectus and should also be included in the section of the Shareholder Report entitled “Notes to Financial Statements.”

Response: The Registrant respectfully declines to include the requested disclosure in future shareholder reports as the Registrant believes that such disclosure is not required by Form N-CSR or Regulation S-X. The Registrant notes that such disclosure is set forth in its registration statement filed pursuant to Form N-1A and that to include it in shareholder reports would be duplicative.

Comment 6: Please consider revising the disclosure set forth in Note 4 of the section entitled “Notes to Financial Statements” to include the fixed transaction fee that is currently imposed on each creation and redemption transaction.

Response: The Registrant respectfully declines to include the requested disclosure in future shareholder reports as the Registrant believes that such disclosure is not required by Form N-CSR or Regulation S-X.

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP